August 19, 2013

VIA EDGAR

Mr. David R. Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington,    D.C.  20549

Re:          Air T, Inc.
Form 10-K for the fiscal year ended March 31, 2013
Filed June 4, 2013
File No. 001-35476

Dear Mr. Humphrey:

We are in receipt of your letter dated August 9, 2013 regarding the review and comment by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K (the “Form 10-K”) for the fiscal year ended March 31, 2013 of Air T, Inc. (the “Company”).  We have repeated your comments below in italics and have included our responses following each comment.

Form 10-K for the fiscal year ended March 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

1.  We note that you provide a discussion of revenues by segment. However, it does not appear that you provide a similar discussion of operating expenses for each of your segments.  In this regard, please revise future filings to separately present and discuss operating expenses for each of your segments.  For example, you should revise your filing to include a discussion of operating expenses for your Overnight Air Cargo segment, including discussion of direct costs reimbursed by FedEx.  Such disclosures would allow investors to gain an understanding of the factors, such as administrative fee revenue, that have a direct impact on your operating income.

The Company respectfully directs the Staff’s attention to the fifth paragraph under the heading, “Fiscal 2013 vs. 2012,” appearing on page 14 of the Form 10-K for a discussion of operating expenses of each Company segment.  In future filings, the Company undertakes to enhance its discussion of segment operating expenses to more clearly identify the causes of period-to-period changes in operating expenses and to include, in its discussion of the operating expenses of the overnight air cargo segment, a discussion of the amount of those expenses reimbursed by FedEx.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 23

Operating Expenses Reimbursed by Customer, page 24

2. You indicate that under the dry-lease service contracts, FedEx leases its aircraft to MAC and CSA for a nominal amount and pays a monthly administrative fee to MAC and CSA to operate the aircraft.  In addition, all direct costs related to the operation of the aircraft including fuel, outside maintenance, landing fees and pilot costs are passed through to FedEx without markup.  In this regard, it appears that disclosure regarding reimbursed costs recognized within revenues would be helpful to an investor’s understanding of your cost structure and items that impact your operating income.  As such, please consider revising your future filings to disclose the gross amount of direct costs passed through to FedEx.

The Company undertakes to include in future filings disclosure responsive to the Staff’s comment.

*    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions you may have.

Sincerely,

Air T, Inc.
/s/ John Parry

John Parry
Chief Financial Officer